December 8, 2011

Via EDGAR

Ms. Amy Geddes

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	BJ’s Restaurants, Inc.
Form 10-K for the fiscal year ended December 28, 2010
Filed March 9, 2011
File No. 000-21423

Dear Ms. Geddes:

On behalf of BJ’s Restaurants, Inc. (the “Company”), I am responding to the letter dated December 1, 2011, with respect to the above-referenced annual report that includes the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment above each of our responses.

Item 9A. Controls and Procedures, page 57

Comment:

1.	You state, in your response to our previous comment 1, that an error during your disclosure review process resulted in removal of certain disclosures previously agreed upon in connection with the review of an earlier Form 10-K. You also state, in your response to our previous comment 2, that a calendaring error resulted in the not timely filing of your proxy statement. Finally, since your definitive proxy statement was not filed within 120 days after the close of the year ended December 29, 2009, it appears that a similar error occurred in the prior year as well. We note that you have concluded that your disclosure controls and procedures were effective as of the end of the year. As “disclosure controls and procedures” refers to controls and procedures designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, please discuss the consideration given to the above referenced errors in arriving at this conclusion.

Response:

The Company is aware that Rule 13a-15(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires a registrant to maintain disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the SEC’s rules and forms. The Company understands that such information must be accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer to allow timely decisions regarding required disclosure. For the reasons set forth below, after reviewing the errors in question in light of the Company’s controls and procedures in their entirety, the Company believes that, as of the dates on which it made such evaluations, the Company properly concluded that its disclosure controls and procedures were effective.

The Company’s Disclosure Committee is tasked, among other duties, with evaluating and ensuring the effectiveness of the Company’s disclosure controls and procedures, as outlined above. After reviewing the causes of the Company’s failure to timely file its proxy statement in 2010 and 2011, as discussed below, the Disclosure Committee recommended certain changes to better ensure timely filing of the Company’s proxy statement on a going-forward basis, and the Company has implemented them as outlined at the end of this letter. Because the causes of each untimely filing were unrelated and not indicative of a pattern or systemic deficiency, the Company concluded that its disclosure controls and procedures are effective.

2010 Proxy Statement. The Company acknowledges that it filed its 2010 proxy statement on Monday, May 3, 2010 (three business days after the end of 120 day period following fiscal year end). In 2010, the Company filed a preliminary proxy statement on April 21, 2010, which was substantially identical to the definitive proxy statement filed on May 3, 2010. Because the 10-day waiting period required by Rule 14a-6 had not elapsed, the Company was unable to file the definitive proxy statement under the rules until May 3, 2010. The filing date error was a result of an inadvertent internal miscalculation of the required filing date for the preliminary proxy statement. The Company notes that the failure to timely file was not a result of any failure in the Company’s ability to timely gather accurate information or draft the relevant disclosures within the time periods required under the Exchange Act. The Company has considered the facts and circumstances that led to the late proxy statement filing, consulted with its external securities counsel on the impact of such late filing, and concluded that the late filing was not indicative of a breakdown in the Company’s disclosure controls and procedures. Nonetheless, the Company believes that its recent hiring of a Director of SEC/External Reporting (as described below) will enhance the process.

2011 Proxy Statement. The Company also acknowledges that it filed its 2011 proxy statement on May 6, 2011 (seven business days following the end of the applicable 120 day period). The filing date error was due to the Company’s external securities counsel inadvertently relying on the 2010 definitive proxy filing date as a base for calculations. Based on review of the Company’s internal proxy calendar, the Company had gathered the requisite information, completed the drafting of the proxy statement (including all portions of the proxy statement that were to be incorporated into the Form 10-K), and submitted proofs of the proxy statement to a financial printer in anticipation of printing and mailing to shareholders prior to the applicable SEC deadline. The Company notes that the failure to timely file was not a result of any failure in the Company’s ability to timely gather accurate information or draft the relevant disclosures within the time periods required under the Exchange Act. The Company has considered the facts and circumstances that led to the late proxy statement filing, consulted with its external securities counsel on the impact of such late filing, and concluded that the late filing was not indicative of a breakdown in the Company’s disclosure controls and procedures. In addition, going forward, the Company’s Disclosure Committee will independently calculate proxy statement and other periodic report due dates internally as an additional verification of the information provided by external securities counsel.

Disclosure Regarding Impairment of Long-Lived Assets. With respect to the Company’s disclosures regarding the impairment of long-lived assets that was the subject of the Staff’s comments to the Company’s 2008 Form 10-K, as noted previously, the Company did include such disclosure in the Form 10-Q that immediately followed the SEC’s comment but was inadvertently deleted from subsequent filings. As the Company had not at the time and has not since experienced any impairment of long-lived assets at the restaurant level, and since there were no other material changes to the discussion of impairment of long-lived assets in the subsequent periods, we believed there was no additional requirement for disclosure under ASC 360-10-50-2. As a result, the additional language was omitted in subsequent filings despite the Company having agreed through the Staff’s comment process to include it.

While the disclosure was not included in the footnotes to the financial statements, the Company notes that it did modify portions of its Form 10-K for each of 2009 and 2010 to address the requested disclosure and indicate that the Company’s impairment analysis is done on an individual restaurant basis as well as on an overall basis. In particular the Form 10-K for 2009 included the following amended risk factor (emphasis added):

Any failure of our existing or new restaurants to achieve expected results could have a negative impact on our consolidated sales and financial results, including a potential impairment of the long-lived assets of certain restaurants:

As of March 3, 2010, 39 of our 93 restaurants were opened within the last three fiscal years, including one opened, thus far, in fiscal 2010. The results achieved by these newer restaurants may not be indicative of longer term performance or the potential market acceptance of restaurants in other locations. There can be no assurance that any new restaurant that we open will have similar operating results to those of prior restaurants. Our newer restaurants typically take several months, or even longer, to reach targeted levels of productivity due to inefficiencies typically associated with new restaurants. Accordingly, incremental sales from newly-opened restaurants generally do not make a significant contribution to our total operating profits in their initial months of operation. We make certain estimates and projections with regard to individual restaurant operations, as well as our overall performance in connection with our impairment analyses for long-lived assets in accordance with generally accepted accounting principles. An impairment charge is required when the carrying value of the asset exceeds the estimated fair value or undiscounted future cash flows of the asset. The projection of future cash flows used in this analysis requires the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, charges for asset impairments may be required in the future. If impairment charges are significant, our results of operations could be adversely affected.

Identical language regarding the Company’s impairment analysis for long-lived assets was included in the same risk factor in the Form 10-K for 2010.

The Company has considered the facts and circumstances that led to the omission to include the requested language regarding impairment in the financial statement footnotes, consulted with its external securities counsel on the impact of such omission, and reviewed the disclosure regarding impairment contained elsewhere in the Company’s Form 10-K’s, and concluded that the omissions were not indicative of a breakdown in the Company’s disclosure controls and procedures. The Disclosure Committee has also specifically tasked an employee with tracking the Company’s disclosure undertakings arising from the Staff’s comment process on an on-going basis to ensure continuity, regardless of whether the additional disclosures, in and of themselves, are specifically required by the disclosures rules under the Exchange Act for a particular filing.

Notwithstanding the Company’s conclusions regarding the effectiveness of its disclosure controls and procedures, in light of the Company’s upcoming transition to a large accelerated filer status, the Company has taken several steps to assist in ensuring that future proxy statements are timely filed and that the requested disclosure regarding impairment is included in applicable periodic reports. These steps include: (i) the hiring of a director of SEC/External Reporting with responsibility for monitoring the disclosure process, (ii) modifying its proxy calendaring process for future years, (iii) adding the following language to its internal Disclosure Committee checklist: “track and ensure that all Staff comments have been incorporated into current filings,” and (iv) additional training and/or instruction of its employees responsible for Exchange Act filings to assist in ensuring future filings are made in a timely manner and include any previously requested disclosures.

The Company understands the importance of timely filing its Exchange Act Reports and continues to believe its disclosure controls and procedures are designed to ensure that that information required to be disclosed is recorded, processed, summarized and reported in a timely manner.

Part III, page 59

Comment:

2.	We note your response to prior comment two. Please confirm your understanding that the failure to file the proxy statement or amend the Form 10-K within 120 days is considered untimely and that you will be eligible to use Form S-3 only after you have subsequently filed your Exchange Act reports on a timely basis for 12 calendar months after the original due date of the Form 10-K. For guidance, refer to Question 135.10 of the Exchange Act Rules Compliance and Disclosure Interpretations.

Response:

The Company confirms and understands that the failure to file the proxy statement or amend the Form 10-K within 120 days is considered untimely and that the Company will be eligible to use Form S-3 only after it has subsequently filed its Exchange Act reports on a timely basis for 12 calendar months after the original due date of the Form 10-K.

*    *    *

In addition to our responses listed above to your comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please do not hesitate to call me at (714) 500-2440 if you have any further comments or questions regarding this response.

We greatly appreciate you taking the time to review our filings and providing us the comments above so that we may improve our disclosures in our future filings.

Sincerely,

/s/ Greg Levin
Greg Levin
Chief Financial Officer
BJ’s Restaurants, Inc.